EXHIBIT 99.5

Vicinity Motor Corp. Reports Fourth Quarter and Full Year 2022 Financial Results

U.S. Manufacturing Campus in Ferndale, Washington Preparing for Near-Term Start of Vehicle Assembly Operations

VANCOUVER, BC / March 30, 2023 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 and Subsequent Operational Highlights

●	Current order backlog exceeds $150 million, the vast majority of which are for electric vehicles.

●	Assembly operations set to commence at the newly constructed, state-of-the-art, 100,000 square foot U.S. manufacturing campus in Ferndale, Washington in first half of 2023.

o	Final electrical components have been installed to supply power on-site.

o	Company has received its Certificate of Occupancy for the facility.

o	Free Trade Zone certification for Ferndale Campus in process.

●	Signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American automotive dealer market penetration for its industry-leading, Class 3 VMC 1200 all-electric truck.

●	Partnered with RBC and Export Development Canada to secure US$30 million to finance VMC 1200 EV Truck production in 2023, while maintaining funding for existing bus orders.

●	Partnered with Omega Liquid Waste Solutions to upfit and resell the VMC 1200 Class 3 Electric Truck with a vacuum system used for sewer, septic tank and grease trap cleaning.

●

Secured a US$100M+ purchase order for 1,000 VMC 1200 electric trucks from Pioneer Auto Group - Vicinity’s exclusive dealer in the province of British Columbia, Canada – with initial deliveries beginning in November 2022.

●	Secured an order from strategic partner Sustainability Partners LLC, an ESG focused Public Benefit Company, for four Vicinity Lightning™ electric buses via Soderholm Sales & Leasing, Inc., Vicinity’s Pacific Islands distributor.

Management Commentary

“2022 was a transformational year, expanding our capabilities beyond our strong legacy in transit buses and into the significant class 3 vehicle market with the introduction of the highly configurable VMC 1200 electric truck – for which we began initial customer deliveries in the fourth quarter,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “The fourth quarter and subsequent period continued our rapid pace of evolution, marked by significant sales momentum for our VMC 1200 and Vicinity Lightning ™ product lines, as well as continued progress towards starting assembly operations at our U.S. manufacturing campus in Ferndale, Washington.

“To support the working capital needs of our VMC 1200 production ramp, we recently secured an expanded $30M credit facility with the Royal Bank of Canada and Export Development Canada, while maintaining existing financing to support bus production. This financing, paired with the installation of our power solution and receipt of a certificate of occupancy for our Ferndale manufacturing campus, puts us in a position to significantly increase our production capabilities with the onset of U.S. assembly operations in the first half of 2023.

“We are fortunate that the VMC 1200 supply chain is fairly insulated from the global disruptions that have impacted our transit bus business – since we kicked off deliveries in November 2022, we have already delivered 18 vehicles with 100 currently in production. Naturally, we expect the pace of production to increase exponentially as we scale operations and bring our facility in Ferndale online – helping us to chip away at our order backlog, which now exceeds US$150 million.

“Looking ahead, we are incredibly well positioned for a breakout year, expanding into the vast class 3 commercial EV truck market. We are in the final steps prior to the onset of assembly operations at our new U.S. facility in Ferndale, which we are in the process of certifying as a Free Trade Zone to enable us to better service the entirety of the North American market. These are exciting times for Vicinity and I look forward to continuing to update our investors as we build the foundation for what I believe will be a record 2023,” concluded Trainer.

Fourth Quarter and Full Year 2022 Financial Results

All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue in 2022 totaled $18.5 million, as compared $41.7 million in 2021. Revenue in the fourth quarter of 2022 totaled $2.0 million, as compared to $2.3 million in the fourth quarter of 2021.

Gross profit in 2022 totaled $0.4 million, or 2% of revenue, as compared to $4.2 million, or 10% of revenue, in 2021. Gross profit in the fourth quarter of 2022 totaled ($0.6) million, as compared to ($0.3) million in the fourth quarter of 2021. Gross margins were negatively affected by product mix, the low volume of vehicles delivered and a write-down of aged bus inventory and aftermarket parts. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of certain bus components have delayed a large portion of 2022 expected deliveries.

Cash used in operating activities in 2022 totaled $9.1 million, as compared to $3.6 million in 2021.

Net loss in 2022 totaled $18.0 million, or $(0.45) per share, as compared to $7.3 million, or $(0.24) per share, in 2021. Net loss in the fourth quarter of 2022 totaled $3.8 million, or $(0.09) per share, compared to a loss of $4.8 million, or $(0.14) per share, in the fourth quarter of 2021.

Adjusted EBITDA loss in 2022 totaled $7.4 million, as compared to $2.7 million in 2021. Adjusted EBITDA loss in the fourth quarter of 2022 totaled $1.4 million, as compared to a loss of $2.2 million in the fourth quarter of 2021.

Cash and cash equivalents as of December 31, 2022 totaled $1.6 million, as compared to $4.4 million as of December 31, 2021. Subsequent to the closing of the fourth quarter, the Company fortified its balance sheet through the closing of a CAD$4.0 million private placement of convertible debentures with strategic investors.

Fourth Quarter and Full Year 2022 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on Thursday, March 30, 2023 to discuss Vicinity Motors’ fourth quarter & full year 2022 financial results, provide a corporate update, and conclude with a question and answer session from telephone participants. To participate, please use the following information:

Q4 & FY2022 Conference Call and Webcast

Date: Thursday, March 30, 2023
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10176143
Webcast: Vicinity Motors Q4 & FY2022 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Sunday, April 30, 2023. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10176143. A webcast will also be available by clicking here: Vicinity Motors Q4 & FY 2022 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(US dollars in thousands)	3 months ended December 31, 2022	3 months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
Net loss	(3,828)	(4,782)	(17,948)	(7,323)
Add back
Stock based compensation	668	311	1,380	1,353
Interest	482	509	2,258	716
Gain on modification of debt	—	—	(803)	—
Foreign exchange loss (gain)	(629)	270	3,253	341
Loss on disposal	—	487	27	542
Inventory write down	1,227	—	1,227	—
Income tax expense	(98)	442	202	464
Amortization	754	571	2,966	1,241
Adjusted EBITDA	(1,424)	(2,192)	(7,438)	(2,666)

Vicinity Motor Corp.
Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	December 31, 2022	December 31, 2021
		$	$
Current Assets
Cash and cash equivalents		1,622	4,402
Trade and other receivables	4	2,655	2,810
Inventory	5	10,068	9,416
Prepaids and deposits		3,801	4,178

		18,146	20,806
Long-term Assets
Intangible assets	6	14,273	22,353
Property, plant, and equipment	7	22,613	10,834

		55,032	53,993

Current Liabilities
Accounts payable and accrued liabilities		4,942	2,915
Deferred consideration	6	—	4,602
Credit facility	8	628	—
Current portion of deferred revenue	9	2,382	3,193
Current portion of provision for warranty cost	10	1,585	1,414
Current debt facilities	11	6,587	7,143
Current portion of other long-term liabilities	12	449	134

		16,573	19,401

Long-term Liabilities
Other long-term liabilities	12	1,503	92
Provision for warranty cost	10	124	255
Deferred revenue	9	—	—

		18,200	19,748

Shareholders’ Equity
Share capital	13	75,983	58,055
Contributed surplus	13	7,088	6,035
Accumulated other comprehensive (loss) income		1,403	(151)
Deficit		(47,642)	(29,694)

		36,832	34,245

		55,032	53,993

Vicinity Motor Corp.
Consolidated Statements of (Loss) Income
(In thousands of US dollars, except for per share amounts)

	Note	Year ended December 31, 2022	Year ended December 31, 2021
		$	$
Revenue
Vehicle sales	18	13,165	38,197
Other	18	5,310	3,511
		18,475	41,708

Cost of sales	5, 7a	(18,035)	(37,473)

Gross profit		440	4,235

Expenses
Sales and administration		9,526	7,812
Stock-based compensation		1,380	1,353
Amortization		2,572	872
Interest and finance costs	8,11,12	2,258	716
Gain on modification of debt	11	(803)	—
Foreign exchange loss		3,253	341

		18,186	11,094

Loss before taxes		(17,746)	(6,859)

Current income tax expense	15	202	464

Net loss		(17,948)	(7,323)

Loss per share
Basic & diluted	19	(0.45)	(0.24)

Weighted average number of common shares outstanding
Basic & diluted	19	39,650,426	30,827,688

Vicinity Motor Corp.
Consolidated Statements of Cash Flows
(In thousands of US dollars)

		Year ended	Year ended
	Note	December 31, 2022	December 31, 2021
		$	$
OPERATING ACTIVITIES
Net loss for the year		(17,948)	(7,323)
Items not involving cash:
Loss on disposal of property and equipment		27	542
Gain on modification of debt		(803)	—
Amortization		2,966	1,241
Foreign exchange loss (gain)		3,498	(2)
Interest and finance costs	8,11,12	2,258	716
Stock-based compensation	13	1,380	1,353
		(8,622)	(3,473)
Changes in non-cash items:
Trade and other receivables	4	(233)	471
Inventory	5	(1,212)	14,073
Prepaids and deposits		31	(2,339)
Accounts payable and accrued liabilities		(1,627)	(2,727)
Deferred consideration	6	4,602	(4,602)
Deferred revenue	9	(622)	1,662
Warranty provision	10	69	869
Taxes paid		(760)	—
Interest paid		(708)	(340)
Cash provided (used) in operating activities		(9,082)	3,594

INVESTING ACTIVITIES
Purchase of intangible assets	6	(658)	(17,596)
Proceeds from government subsidy	6	817	—
Purchase of property and equipment	7	(11,109)	(6,537)
Proceeds on disposal of property and equipment	7	252	729
Restricted cash		—	284
Cash used in investing activities		(10,698)	(23,120)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	13	18,523	24,087
Share issuance costs	13	(1,367)	(2,213)
(Repayments) proceeds of credit facility	8	659	(4,628)
Proceeds from short-term loans	11	—	7,959
Repayment of short-term loans	11	—	(2,038)
Repayment of long-term loans	12	(447)	(222)
Cash provided by financing activities		17,368	22,945
Effect of foreign exchange rate on cash		(368)	(25)
Increase in cash and cash equivalents		(2,780)	3,394
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		1,622	4,402